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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               WMS INDUSTRIES INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    929297109
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                                Neil D. Nicastro
                             c/o WMS Industries Inc.
                          3401 North California Avenue
                             Chicago, Illinois 60618
                            Telephone: (312) 961-1111
                  --------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 7 Pages)
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CUSIP NO.  929297109                     13D                   PAGE 2 OF 7 PAGES



1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Louis J. Nicastro   ###-##-####

         -----------------------------------------------------------------------

2.       Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  / /
                  Not Applicable                                        (b)  / /

         -----------------------------------------------------------------------

3.       SEC Use Only

         -----------------------------------------------------------------------

4.       Source of Funds*                            Not Applicable

         -----------------------------------------------------------------------

5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                       / /

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6.       Citizenship Or Place Of Organization

                  United States of America

         -----------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power

                                    504,632

                  --------------------------------------------------------------

         8.       Shared Voting Power

                                    6,917,700

                  --------------------------------------------------------------

         9.       Sole Dispositive Power

                                    504,632

                  --------------------------------------------------------------

         10.      Shared Dispositive Power

                                     -0-

                  --------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    7,422,332

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12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                                             / /

         -----------------------------------------------------------------------

13.      Percent Of Class Represented By Amount In Row (11)

                                    30.1%
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14.      Type Of Reporting Person*
                                    IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO.  929297109                  13D                      PAGE 3 OF 7 PAGES



1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Neil D. Nicastro   ###-##-####

         -----------------------------------------------------------------------

2.       Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  / /
                  Not Applicable                                        (b)  / /

         -----------------------------------------------------------------------

3.       SEC Use Only

         -----------------------------------------------------------------------

4.       Source of Funds*                                     Not Applicable

         -----------------------------------------------------------------------

5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                       / /

         -----------------------------------------------------------------------

6.       Citizenship Or Place Of Organization

                  United States of America

         -----------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power

                                    862,000

                  --------------------------------------------------------------

         8.       Shared Voting Power

                                    6,917,700

                  --------------------------------------------------------------

         9.       Sole Dispositive Power

                                    862,000

                  --------------------------------------------------------------

         10.      Shared Dispositive Power

                                     -0-

                  --------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    7,779,700

         -----------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                                             / /

         -----------------------------------------------------------------------

13.      Percent Of Class Represented By Amount In Row (11)

                                    31.1%
         -----------------------------------------------------------------------

14.      Type Of Reporting Person*

                                    IN
         -----------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  929297109                     13D                   PAGE 4 OF 7 PAGES



This Amendment No. 1 hereby amends the Statement on Schedule 13D, previously filed by Mr. Louis J. Nicastro and Mr. Neil D. Nicastro with respect to the common stock, par value $0.50 per share (the "Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"), as follows:

ITEM 2. IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended as follows:

                  This Statement on Schedule 13D is being filed by Mr. Louis J. Nicastro and Mr. Neil D. Nicastro. Mr. Louis J. Nicastro is the Chairman of the Board of Directors of the Company and his business address is at WMS Industries Inc., 3401 North California Avenue, Chicago, Illinois 60618. Although the Chairman of the Board of the Company, Mr. Nicastro is not an executive officer of the Company. Mr. Neil D. Nicastro is the President, Chief Executive Officer and Chief Operating Officer and a Director of the Company and his business address is at WMS Industries Inc., 3401 North California Avenue, Chicago, Illinois 60618.

                  During the last five years, neither Mr. Louis J. Nicastro nor Mr. Neil D. Nicastro has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  Both of Mr. Louis J. Nicastro and Mr. Neil D. Nicastro are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended as follows:

                  Each of Mr. Louis J. Nicastro and Mr. Neil D. Nicastro may be deemed to be the beneficial owner of 6,917,700 shares of Common Stock
        (as further discussed in Item 5 below) pursuant to a Proxy Agreement (as defined in Item 6 below), a copy of which is annexed hereto as Exhibit 1 under Item 7 hereof, and which is further discussed in response to Item
        6 below.
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CUSIP NO. 929297109                      13D                   PAGE 5 OF 7 PAGES



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and supplemented as follows:

                  Mr. Louis J. Nicastro may be currently deemed the beneficial owner of 7,422,332 shares, or approximately 30.1% of the issued and outstanding shares of Common Stock of the Company (based upon 24,695,800 shares of Common Stock, consisting of 24,195,800 shares of Common Stock outstanding on January 8, 1997 and 500,000 shares of Common Stock issuable upon the exercise of options deemed outstanding for purposes of this calculation). Mr. Nicastro has shared voting power with respect to 6,917,700 of such shares. Mr. Nicastro does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Nicastro has sole voting and dispositive power with respect to 504,632 of such shares, 500,000 of which may be acquired by Mr. Nicastro pursuant to stock options within 60 days of the date of this Statement on Schedule 13D in the event the Company's Common Stock attains a market price of $35.00 per share prior to exercise (the "Target Price Options").

                  Mr. Neil D. Nicastro may be currently deemed the beneficial owner of 7,779,700 shares, or approximately 31.1% of the issued and outstanding shares of Common Stock of the Company (based upon 24,995,800 shares of Common Stock, consisting of 24,195,800 shares of Common Stock outstanding on January 8, 1997 and 800,000 shares of Common Stock issuable upon the exercise of options deemed to be outstanding for purposes of this calculation). Mr. Nicastro has shared voting power with respect to 6,917,700 of such shares. Mr. Nicastro does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Nicastro has sole voting and dispositive power with respect to 862,000 of such shares, 800,000 of which may be acquired by Mr. Nicastro pursuant to stock options within 60 days of the date of this Statement on Schedule 13D. 500,000 of the stock options referred to in the previous sentence are Target Price Options.

                  Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Mr. Neil D. Nicastro share voting power with respect to 6,917,700 shares of Common Stock with Mr. Sumner
        M. Redstone, a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc., a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.
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CUSIP NO.  929297109                     13D                   PAGE 6 OF 7 PAGES



                  Based upon information contained in Amendment No. 20, dated January 7, 1997 to the Statement on Schedule 13D filed by Mr. Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is currently the beneficial owner, with sole dispositive power and shared voting power, of 3,433,800 shares, or approximately 14.19% of the issued and outstanding Common Stock of the Company (based upon 24,195,800 shares of Common Stock outstanding on November 30, 1996). As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 issued and outstanding shares of Common Stock of the Company, for a total of 6,917,700 shares of Common Stock, or approximately 28.59% of the issued and outstanding shares of Common Stock of the Company (based upon 24,195,800 shares of Common Stock outstanding on November 30, 1996).

                  Based upon information contained in the Redstone 13D, National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 14.4% of the issued and outstanding Common Stock of the Company (based upon 24,195,800 shares of Common Stock outstanding on November 30, 1996).

                  During the past 60 days the only transaction Mr. Louis J. Nicastro and/or Mr. Neil D. Nicastro participated in with respect to the Company's Common Stock was that each may be deemed to have become the beneficial owner of an additional 988,600 shares of Common Stock by reason of the purchase of the same number of shares of Common Stock in the aggregate by Mr. Redstone and National Amusements, Inc. and because of the power to vote such shares pursuant to the Proxy Agreement.
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CUSIP NO.  929297109                     13D                   PAGE 7 OF 7 PAGES



                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

                                             January 8, 1997
                                             -----------------------------------
                                             (Date)


                                             /s/ Louis J. Nicastro
                                             -----------------------------------
                                             (Signature)


                                             Louis J. Nicastro
                                             -----------------------------------
                                             (Name)


                                             January 8, 1997
                                             -----------------------------------
                                             (Date)


                                             /s/ Neil D. Nicastro
                                             -----------------------------------
                                             (Signature)


                                             Neil D. Nicastro
                                             -----------------------------------
                                             (Name)